Exhibit 99.1

MONONGAHELA POWER COMPANY

OFFER FOR ALL OUTSTANDING
FIRST MORTGAGE BONDS, 6.70% SERIES DUE 2014
IN EXCHANGE FOR
FIRST MORTGAGE BONDS, 6.70% SERIES DUE 2014
WHICH HAVE BEEN REGISTERED UNDER
THE SECURITIES ACT OF 1933, AS AMENDED

•, 2005

To Brokers, Dealers, Commercial Banks,Trust
Companies and Other Nominees:

        Monongahela Power Company (“Monongahela”) is offering, upon and subject to the terms and conditions set forth in the prospectus dated •, 2005 (the “Prospectus”), to exchange (the “Exchange Offer”) an aggregate principal amount of up to $120,000,000 of its First Mortgage Bonds, 6.70% Series Due 2014, which have been registered under the Securities Act of 1933, as amended, (individually a “New Bond” and collectively, the “New Bonds”), for a like principal amount at maturity of Monongahela’s issued and outstanding First Mortgage Bonds, 6.70% Series Due 2014 (individually an “Old Bond” and collectively, the “Old Bonds”). The Exchange Offer is being made in order to satisfy certain obligations of Monongahela contained in the Registration Rights Agreement dated as of June 9, 2004, by and among Monongahela and the Initial Purchasers referred to therein. Capitalized terms not defined herein shall have the respective meanings ascribed to them in the Prospectus.

        We are requesting that you contact your clients for whom you hold Old Bonds regarding the Exchange Offer. For your information and for forwarding to your clients for whom you hold Old Bonds registered in your name or in the name of your nominee, or who hold Old Bonds registered in their own names, we are enclosing the following documents:

1.	Prospectus dated •, 2005; and
2.
A form of letter which may be sent to your clients for whose account you hold Old Bonds registered in your name or the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Exchange Offer.

        Your prompt action is requested. The Exchange Offer will expire at 5:00 p.m., New York City time, on •, 2005 unless extended by Monongahela (the “Expiration Date”). Old Bonds tendered pursuant to the Exchange Offer may be withdrawn at any time before the Expiration Date.

        A holder may only tender Old Bonds by book-entry transfer of the Old Bonds into the exchange agent’s account at The Depository Trust Company. To participate in the Exchange Offer, a tendering holder must, on or prior to the Expiration Date, transmit an agent’s message to the Exchange Agent, in accordance with the instructions set forth in the the Prospectus.

        Monongahela will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding the Prospectus and the related documents to the beneficial owners of Old Bonds held by them as nominee or in a fiduciary capacity. Monongahela will pay or cause to be paid all transfer taxes applicable to the exchange of Old Bonds pursuant to the Exchange Offer.

        Any inquiry you may have with respect to the Exchange Offer, or requests for additional copies of the enclosed materials, should be directed to Citibank, N.A., the Exchange Agent for the Exchange Offer, at its address and telephone number set forth in the Prospectus under the caption “The Exchange Offer—Exchange Agent.”

Very truly yours, MONONGAHELA POWER COMPANY

        NOTHING HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF THE COMPANY OR THE EXCHANGE AGENT, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENTS ON BEHALF OF EITHER OF THEM WITH RESPECT TO THE EXCHANGE OFFER, EXCEPT FOR STATEMENTS EXPRESSLY MADE IN THE PROSPECTUS.

      Enclosures

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